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4. SUBSEQUENT EVENT
On June 24, 1997, the Board of Directors approved the reorganization of Daily Cash Accumulation Fund with and into Centennial Money Market Trust.
Shareholders of Daily Cash Accumulation Fund will be asked to approve a reorganization whereby shareholders of Daily Cash Accumulation Fund would receive shares of Centennial Money Market Trust and Daily Cash Accumulation Fund would be liquidated. If shareholder approval is received, it is expected that the reorganization will occur on or about November 21, 1997.